SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

CafePress, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12769A103
(CUSIP Number)
Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12769A103	13D/A1	Page 2 of 5

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A1

This constitutes Amendment No. 1 to the Statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Neil S. Subin (“Mr. Subin” or the “Reporting Person”), dated and filed October 4, 2018 (the “Statement”), relating to the common stock (the “Common Stock” or “Shares”) of CafePress, Inc. (the “Company” or the “Issuer”). The company’s principal executive offices are located at 11909 Shelbyville Road, Louisville, Kentucky 40243.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that, since the filing of the Statement, dated October 4, 2018, a material change occurred in the percentage of Shares beneficially owned by the Reporting Person as a result of the consummation of the following transaction: on September 28, 2018, in a private transaction effected in accordance with the terms of the Agreement and Plan of Merger Agreement dated as of September 28, 2018, by and among Snapfish, LLC, Snapfish Merger Sub, Inc., and the Issuer (the "Merger Agreement"), the Reporting Person disposed of all 3,371,420 shares of the Issuer's Common Stock the Reporting Person may have been deemed to beneficially own in exchange for $1.48 per Share. This Amendment No. 1 is the final amendment to the Statement and constitutes an exit filing.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

(a) As of the date of this filing, the Reporting Person beneficially owns no shares of Common Stock of the Issuer.

(b) The Reporting Person has no power to vote and/or dispose of any shares of Common Stock of the Issuer.

(c) Since October 4, 2018, the date of filing of the Reporting Person’s Statement on Schedule 13D, the Reporting Person effected the following transaction in the Common Stock: On November 8, 2018, in a private transaction effected in accordance with the terms of the Merger Agreement, the Reporting Person disposed of all 3,371,420 shares of the Issuer's Common Stock the Reporting Person may have been deemed to beneficially own in exchange for $1.48 per share.

(d) Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the class of securities on November 8, 2018.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018

By:	/s/ Neil S. Subin
Neil S. Subin